NO ACT

DC

PE 11-30-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


07085579

December 20, 2007



RECD S.E.C.
DEC 2 0 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/20/2007

Paul M. Wilson
Senior Attorney
Legal Department
AT&T Inc.
175 E. Houston, Room 222
San Antonio, TX 78205

Re: AT&T Inc.
Incoming letter dated November 30, 2007

Dear Mr. Wilson:

This is in response to your letters dated November 30, 2007 and December 13, 2007 concerning the shareholder proposal submitted to AT&T by F&C Management Ltd. We also have received a letter from the proponent dated December 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Pat M. Tomaino
Analyst, Governance and Sustainable Investment
F&C Management Ltd.
30 Rowes Wharf
Suite 540
Boston, MA 02110



Paul M. Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

1934 Act/Rule 14a-8

November 30, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of F&C Management Ltd

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 26, 2007, AT&T received a shareholder proposal dated November 22, 2007, from F&C Management Ltd (the "Proponent") for inclusion in AT&T's 2008 proxy materials. For the reason stated below, AT&T intends to omit the proposal from its 2008 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of this statement and the Proponent's letter submitting the proposal. A copy of this letter is being mailed concurrently to the Proponent advising it of AT&T's intention to omit the proposal from its proxy materials for the 2008 Annual Meeting.

Background

On November 22, 2007, the Proponent faxed to Southwestern Bell Telephone Company, a subsidiary of AT&T, a letter submitting a proposal addressed to Ann E. Meuleman, Senior Vice President and Secretary of the Company (the "Fax"). The fax number used by the Proponent to transmit the Fax is for an office of Southwestern Bell Telephone Company located at 1010 Pine Street, St. Louis, Missouri. The principal executive offices of the Company, including the office of Ms. Meuleman, are located at 175 East Houston Street, San Antonio, Texas. Proponent's original letter (the "Letter") was subsequently delivered by courier to Ms. Meuleman at the Company's principal executive offices on November 26, 2007.

Discussion

AT&T believes that it may omit the proposal because neither the Fax nor the Letter was received at the Company's principal executive offices by the deadline. Pursuant to Rule 14a-8(e)(2), the "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The deadline for submitting proposals for inclusion in the proxy materials for AT&T's 2008 annual meeting was November 23, 2007, as noted in the Company's 2007 proxy statement. In Staff Legal Bulletin No. 14C, the Staff of the Division of Corporation Finance (the "Staff") has stated that if the proponent chooses to transmit its materials by facsimile, the proponent is responsible for ensuring that it has obtained the correct facsimile number for making such submissions. Furthermore, the Staff has previously held that where a proposal was submitted by fax to a location other than the company's principal executive offices and was not received at the company's principal executive offices by the deadline, the proposal may be excluded. See, *The DirecTV Group* (March 23, 2005). In the instant case, the Fax was not sent to the Company's principal executive offices, and the Letter was not received at the Company's principal executive offices until after the deadline. Therefore, under Rule 14a-8(e)(2) and the Staff's interpretations thereunder, the proposal may be excluded from AT&T's proxy materials.

Conclusion

Because neither the Fax nor the Letter was received at the Company's principal executive offices by the deadline provided in Rule 14a-8(e)(2), it is my opinion that AT&T may properly omit the proposal from its proxy materials for its 2008 Annual Meeting.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,



Enclosures

cc: Mr. Pat M. Tomaino
F&C Management Ltd



F&C Management Limited
30 Rowes Wharf
Suite 540
Boston MA 02110

Telephone 617 426 9050
Facsimile 617 426 3433
www.fandc.com

RECEIVED
NOV 26 2007
CORPORATE
SECRETARY'S OFFICE

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

22 November 2007

Dear Ms. Meuleman:

Since 2006 F&C Management Ltd ("F&C")[1], has repeatedly attempted to engage AT&T, Inc. about inadequate links between pay and performance in executive compensation. To date, the company has failed to provide a satisfactory response to F&C's concerns in this area.

Therefore, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, F&C Management is co-filing the enclosed shareholder resolution, with the Association of Ameritech/SBC Retirees and the TelCo Retirees Association Inc serving as lead filer. F&C is the beneficial owner of the requisite number of shares for more than one year and will own at least US $2,000 of stock through the annual meeting. We will be happy to provide verification of our ownership position upon request.

F&C requests that the company include the proposal in its 2008 proxy statement. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We request that you copy F&C Management on any correspondence related to this matter. Thank you.

Sincerely,

Pat M. Tomaino
Analyst, Governance and Responsible Investment
F&C Management Ltd

cc: Michael Calabrese, Vice President, New America Foundation
Elizabeth McGeveran, Vice President, Governance and Sustainable Investment, F&C Management

[1] F&C Management Limited is a subsidiary of F&C Asset Management plc. F&C Asset Management plc is the listed holding company of the F&C Group, a global asset management group based in London, with offices in Amsterdam, Boston, Dublin, Edinburgh, Frankfurt, Geneva, Lisbon and Paris. The F&C group of companies serves the insurance, pension fund and retail markets and manages $218.7 billion as at 30 September 2007.

PROPOSAL

RESOLVED, the shareholders of AT&T hereby request that the Board include, as a voting item printed in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT. The board's proposal shall make clear that the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

We believe current rules governing senior executive compensation do not give shareholders sufficient influence over pay practices – nor do they give the Board adequate feedback from the owners of the company.

The advisory vote proposed here is similar to the shareholder vote required in other countries, including the U.K., Australia and the Netherlands (which requires a binding shareholder vote).

AT&T's Board has been criticized for excessive CEO pay relative to performance. A study by The Corporate Library ("Pay for Failure: The Compensation Committees Responsible," March 31, 2006) singled out AT&T as one of eleven large U.S. companies "where the disconnect between pay and performance is particularly stark."

The study notes that over the five fiscal years through 2005, then-CEO Edward Whitacre received $85.2 million in compensation, while total shareholder return was *negative* 40.3%. The study stated that 100% LTIP payouts to Whitacre when "shareholder wealth has been diminished by a third over the period goes against common sense."

In our opinion, AT&T's executive pension and severance agreements stand out as unjustifiably costly.

Whitacre received a $158.4 million pension package when he retired last June, the highest pension benefit for any U.S. chief executive, according to *Pensions & Investments* ("Pension Goldmine Awaits AT&T, Occidental CEOs," April 2, 2007). This included $83.3 million in Senior Executive Retirement Plan (SERP) accumulations.

Whitacre's pension package was more than 25 times greater than the median combined pension and deferred compensation package of 485 public companies analyzed last year by the Corporate Library.

In case this platinum pension wasn't enough, Whitacre's golden parachute ("change in control severance payments") would have included $23.2 million in lump sum severance, $20.1 million in tax reimbursements, and $67.6 million in accelerated performance share vesting "whether or not the executive's employment is terminated" (2007 proxy statement).

The Board also targeted Whitacre's base salary, target bonus and long-term equity at the 75th percentile of the market. According to Institutional Shareholder Services, "such practice has the Lake Wobegon effect of ratcheting CEO compensation since CEOs are like the children of Lake Wobegon, all of them are above average."

The board did not limit its generosity to Whitacre. After just 5 years at AT&T, former CEO David Dorman left with a yearly pension of $2.1 million and his own $25 million parachute. Compare this to the freezing of the AT&T's rank-and-file pension plan.

AT&T's new CEO, Randall Stephenson, continues the trend. His change in control severance package would be in excess of $16.5 million.

Please vote FOR this proposal.

Shipment reference(s)

Origin :
Service :
Country :
Shipment N° :
Pickup date :
Weight :

LHR	IN TRANSIT	11/22/2007	20:24	Seabourne Express Courier Ltd
US2	DELIVERED	11/26/2007	11:05	HERNANDEZ



Paul M. Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

1934 Act/Rule 14a-8

December 13, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of F&C Management Ltd

Ladies and Gentlemen:

This letter supplements AT&T Inc.'s ("AT&T") letter to you dated November 30, 2007 (the "Prior Letter") relating to a shareholder proposal (the "Proposal") submitted by F&C Management Ltd (the "Proponent"). The Proponent submitted the Proposal as a co-sponsor along with several other shareholder proponents. AT&T intends to include the Proposal in its 2008 proxy materials. However, AT&T intends to exclude the Proponent as a co-sponsor of the Proposal for the reasons given in the Prior Letter.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to the Proponent.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Paul M. Wilson

Enclosures

cc: Mr. Pat M. Tomaino
F&C Management Ltd



F&C Management Ltd.
30 Rowes Wharf
Suite 540
Boston, MA 02110

Telephone 617 426 9050
Facsimile 617 426 3433

RECEIVED
2007 DEC 19 PM 4:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 18, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of F&C Management Ltd.

Ladies and Gentlemen:

This statement is submitted on behalf of F&C Management Ltd ("F&C") in response to AT&T Inc.'s ("AT&T" or the "Company") November 30th communication to the Chief Counsel regarding F&C's attempt to co-file a shareholder proposal at the Company's 2008 annual meeting.

F&C made a good-faith attempt to send necessary documentation in support of our filing to the Company by the end of business on the deadline for shareholder proposals (November 23, 2007). In accordance with the rules, F&C submitted filing materials via fax on November 22nd (a federal holiday) for receipt on November 23rd and subsequently express mailed identical paper documentation which arrived on November 26th. The fax was official notification of F&C's intent to file. However, despite reasonable efforts to contact the Company through approved channels, lapses of external and internal communication on the part of the Company prevented F&C's materials from reaching Ann Meuleman, the designated AT&T officer, by November 23rd:

- First, the fax number for the Company's San Antonio headquarters is not published in the 2007 proxy statement[1] nor on the Company's investor relations website[2]. Without this information, F&C made a reasonable effort to find the correct fax number from other reputable internet sources. Both Dow Jones MarketWatch[3] and Yahoo!Finance[4] list **314-331-9896** (the number used by F&C) as the fax number for the Company's headquarters corresponding to the same San Antonio address given for Ms. Meuleman in the Company's filing instructions. Considering these sources, and lacking information to the contrary from the Company, F&C came to the reasonable conclusion that 314-331-9896 was the correct fax number for the Company's headquarters and Ms. Meuleman.

- Despite our efforts to identify the correct office, the fax was received on the morning of November 23 in the offices of Southwestern Bell (a wholly-owned subsidiary of the Company) in St. Louis. Southwestern Bell officials had an entire business day on November 23rd to forward our communication to Ms. Meuleman, the clearly-designated recipient, but did not. F&C finds it anomalous that the offices of a wholly-owned subsidiary of AT&T would not relay fax

---

[1] 2007 Definitive proxy statement (Form DEF-14A): http://www.sec.gov/Archives/edgar/data/732717/000119312507061575/ddef14a.txt
[2] AT&T Investor Relations. 'Investor Contacts' http://www.att.com/gen/investor-relations?pid=5644
[3] Dow Jones MarketWatch AT&T Inc. Profile http://www.marketwatch.com/tools/quotes/profile.asp?symb=T
[4] Yahoo!Finance Profile for AT&T Inc. http://finance.yahoo.com/q/pr?s=t



communications to a senior officer of the parent company in a timely fashion, especially as it was related to an SEC regulatory matter.

As evidenced above, F&C made substantial and reasonable attempts to accurately contact the Company regarding our attempt to co-file a shareholder proposal by the designated filing deadline. The Company's motion to omit F&C as a co-filer is therefore inappropriate considering significant obstacles facing F&C and other investors who made reasonable efforts to contact the company via fax. We ask that the Chief Counsel consider these arguments when reviewing the Company's motion and find that AT&T may not property omit F&C's proposal.

Sincerely,

Pat M. Tomaino
Analyst, Governance & Sustainable Investment

cc: Paul Wilson, Senior Attorney, Legal Department, AT&T
Elizabeth McGeveran, Vice President, Governance and Sustainable Investment, F&C

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated November 30, 2007

The proposal relates to an advisory shareholder vote regarding executive compensation.

There appears to be some basis for your view that AT&T may exclude F&C Management Ltd. as a co-proponent of the proposal under rule 14a-8(e)(2) because AT&T received it after the deadline for submitting proposals. We note in particular your representation that AT&T received the proposal after this deadline and that the facsimile number used for delivery is not a facsimile number at AT&T's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits F&C Management Ltd. as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,



Peggy Kim
Attorney-Adviser

END